Exhibit 99.1

DHT HOLDINGS, INC. REPORTS FIRST QUARTER 2010 RESULTS

ST. HELIER, CHANNEL ISLANDS, May 19, 2010 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

Highlights

●	The Board of Directors of DHT (the “Board”) declared a cash dividend of $0.10 per share for the quarter payable on June 8, 2010 for shareholders of record as of May 31, 2010.

●	Revenues of $22.4 million reflect the stability of contracted charters but no profit-sharing revenues due to continued weakness in spot markets.

●
Adjusted for swap expenses, net income was $2.5 million, or $0.05 per share. Net loss including swap expenses was $2.2 million, or $0.05 per share, driven largely by lower revenues, costs associated with terminating interest rate swaps related to debt prepayment and legal expenses related to the corporate restructuring.

●	Cash on hand at quarter-end of $49.4 million.

●	The Company took important strategic actions to increase long-term shareholder value, including:

"	Established new holding company structure to provide enhanced flexibility for growth and payment of dividends;

"	Continued to de-leverage its balance sheet by pre-paying $28.0 million of debt;

"	Instituted a management change, appointing one of its current directors, Randee Day, to serve as Acting Chief Executive Officer; and

"	Expanded and strengthened its Board.

DHT will host a conference call at 8:30 a.m. EDT today to present the results for the quarter. See below for further details.

First Quarter Results

The Company today reported revenues for the period from January 1 to March 31, 2010, of $22.4 million, compared to revenues of $29.8 million for the prior-year period.  The Company reported a net loss of $2.2 million, or $0.05 per diluted share, for the first quarter of 2010, compared to net income of $6.9 million, or $0.17 per diluted share, for the first quarter of 2009.  After adjusting for non-cash financial items related to interest rate swaps and a $3.7 million expense relating to the termination of part of an interest rate swap, net income for the first quarter of 2010 was $2.5 million, or $0.05 per share.  Free cash flow from operations was $5.8 million, or $0.12 per share1.

Randee Day, Acting Chief Executive Officer, stated, “DHT’s strategy of employing its vessels on medium- to long-term charters that provide stable earnings and cash flow is serving the Company well in the current freight market.”

The decrease in year-over-year revenues primarily reflects the lack of revenues under the Company’s profit-sharing arrangements with OSG2, the charterer of DHT’s vessels.  In the comparable 2009 period, the Company realized $7.3 million in additional revenues under the Company’s profit-sharing arrangements.  Net income was affected by a cash expense of $3.7 million from early termination of $35 million in interest rate swaps and increased general and administrative expenses due to the corporate restructuring.

First Quarter Strategic Initiatives and Reinstatement of Dividend

During the first quarter, the Company undertook significant corporate actions to better position it to deliver on its long-term growth strategy.  These actions, combined with a modest increase in vessel values and the Company’s cash position, enabled the Board to declare a cash dividend. Future dividend distributions remain subject to quarterly reviews and assessment of several factors, including the Company’s current and projected cash flow, the relative strength of the shipping markets, new business opportunities and the Company’s financial commitments.

Ms. Day continued, “In the first quarter, the Company established a holding company structure to provide enhanced flexibility to support growth and capital opportunities.  In addition, with the deleveraging of the balance sheet as a result of $153 million in debt repayments since 2008, firming of vessel values over the past quarter and cash on hand of $49 million, the Board determined that it could prudently reinstate a quarterly dividend without impinging on its ability to take advantage of opportunities created by the current shipping market.

1)
Free cash flow from operations after contractual debt service represents the sum of net income, amortization of unrealized loss of interest rate swaps, fair value (gain)/loss on derivative financial instrument and depreciation and amortization.  Please refer to the table on page 9 for a reconciliation between net income and free cash flow from operations after contractual debt service.

2)
Through the profit-sharing elements of the time charter agreements for the VLCCs and the Aframax tankers, DHT earns an additional amount equal to 40% of the excess of the vessels’ actual net time charter equivalent (“TCE”) earnings in the commercial pools over the base charter hire rates for the quarter, calculated on a fleet wide basis and on a four quarter rolling average. The Overseas Newcastle has a profit sharing arrangement whereby DHT earns an additional amount equal to 33% of the vessel’s TCE earnings above $35,000 per day.

“We have also strengthened our Board with the addition of Michael Steimler and Robert Cowen.  Mr. Steimler, as the founder and former CEO of Tanker (UK) Agencies, brings seasoned commercial, operational and industry-specific experience.  Mr. Cowen, currently a shipping industry consultant and DHT investor, previously had a 25-year career with OSG and will offer an important perspective to the Board.”

Additional First Quarter 2010 Financial Information

Of the $22.4 million of revenues for the first quarter of 2010, $17.7 million relates to the seven vessels on time charter and $4.7 million relates to the two vessels on bareboat charter. The VLCCs earned an average TCE of $37,800 per day equal to the base hire under the time charter agreements. The two Aframax tankers which operate in the Aframax International pool earned an average TCE of $25,100 per day equal to the base hire under the time charter agreements.  The Aframax tankers, Overseas Ania and Overseas Rebecca earned $19,100 per day, equal to the base hire under the time charter agreements with OSG. The Suezmax tankers, Overseas Newcastle and Overseas London earned $26,300 per day and $26,600 per day respectively under their bareboat charters.

The revenue days for the first quarter of 2010 were 256 for the VLCCs and 355 for the Aframaxes. Total off-hire for running repairs and mandatory inspections amounted to 19 days during the first quarter of 2010 of which 12 days related to Overseas Chris completing its Class Interim Survey.

Overseas Regal and Overseas Cathy are scheduled to undergo their scheduled Class Interim Survey in the second and fourth quarter of 2010, respectively. It is estimated that each vessel will be off-hire for approximately ten days. Following completion of these surveys, no vessel is scheduled to undergo any mandatory Class Survey until the second half of 2011.

DHT’s vessel expenses for the quarter, including insurance costs, were $7.2 million.  Depreciation and amortization expenses, including depreciation of capitalized dry docking costs, were $7.0 million.  General and administrative expenses were $1.8 million and included costs related to the corporate restructuring completed in the first quarter. Net finance expenses of $8.6 million included a gain on interest rate swaps of $1.9 million, amortization of unrealized loss on interest rate swaps of $2.9 million and a $3.7 million cost related to the early termination of $35 million of interest swaps.

At the end of the first quarter, the Company’s cash balance was $49.4 million, reflecting the debt repayment of $28 million in the quarter.  The Company remains in compliance with its financial covenants.

EARNINGS CONFERENCE CALL INFORMATION

DHT plans to host a conference call at 8:30 a.m. EDT today to discuss the results for the first quarter. All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling (866) 831-6247 within the United States and +1-617-213-8856 for international calls  The passcode is “DHT Holdings”. A live webcast of the conference call and a presentation will be available in the Investor Relations section on DHT’s website at http://www.dhtholdings.com.

An audio replay of the conference call will be available from 11:30 a.m. EDT today through May 26, 2010 by calling toll free (888) 286-8010 within the United States or +1-617-801-6888 for international callers. The passcode for the replay is 50187628. A webcast of the replay will be available in the Investor Relations section on DHT’s website at http://www.dhtholdings.com.

Forward Looking Statements

This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand.  When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 25, 2010.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

FINANCIAL INFORMATION

SUMMARY CONSOLIDATED INCOME STATEMENT
($ in thousands except per share amounts)

	1Q 2010 Jan. 1 - Mar. 31, 2010 Unaudited	1Q 2009 Jan. 1 - Mar. 31, 2009 Unaudited

Shipping revenues	$22,417	$29,810
Operating expenses
Vessel expenses	7,180	7,090
Depreciation and amortization	7,008	6,465
General and administrative	1,827	1,109
Total operating expenses	16,015	14,664

Income from vessel operations	6,402	15,146

Interest income	19	94
Interest expense	(3,933)	(4,872)
Fair value gain/(loss) on derivative instruments	(987)	(3,509)
Other financial income/(expenses)	(3,710)	-

Net income/profit for the period	($2,209)	$6,859

Basic net income per share	(0.05)	0.17
Diluted net income per share	(0.05)	0.17

Weighted average number of shares (basic)	48,688,005	39,254,558
Weighted average number of shares (diluted)	48,688,005	39,254,558

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Profit for the period	($2,209)	$6,859

Other comprehensive income:
Cash flow hedges	6,060	2,669

Total comprehensive income for the period	$3,851	$9,528

SUMMARY CONSOLIDATED STATEMENT OF FINANCIAL POSITION
($ in thousands)

	Mar. 31, 2010 Unaudited	Dec. 31, 2009 Audited
ASSETS
Current assets
Cash and cash equivalents	$49,389	$72,664
Voyage receivables from OSG	-	-
Prepaid expenses	827	1,329
Prepaid technical management fee to OSG	2,619	1,958

Total current assets	52,835	75,951

Vessels, net of accumulated depreciation	434,028	441,036
Other long-term receivables	1,106	984
Total assets	487,969	517,971

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$5,512	$6,250
Derivative financial instruments	9,008	11,779
Deferred shipping revenues	7,643	7,898
Total current liabilities	22,163	25,927

Long term liabilities
Long-term debt	265,088	293,041
Derivative financial instruments	4,345	6,646
Other long-term liabilities	451	433
Total long-term liabilities	269,884	300,120

Total liabilities	292,047	326,047

Shareholders’ equity
Common stock	487	487
Paid-in additional capital	239,868	239,624
Retained earnings/(deficit)	(36,130)	(33,824)
Accumulated other comprehensive income/(loss)	(8,303)	(14,363)
Total stockholders’ equity	195,922	191,924

Total liabilities and stockholders’ equity	$487,969	$517,971

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
($ in thousands)

	1Q 2010 Jan. 1 - Mar. 31, 2010 Unaudited	1Q 2009 Jan. 1 - Mar. 31, 2009 Unaudited

Cash Flows from Operating Activities:
Net income	($2,209)	$6,859
Items Included in net income not effecting cash flow:
Depreciation and amortization	7,056	6,513
Amortization related to interest and swap expense	987	3,509
Deferred compensation related to options and restricted stock	244	309
Changes in operating assets and liabilities:
Receivables	-	1,519
Prepaid expenses	(281)	74
Accounts payable, accrued expenses and deferred revenue	(975)	(5,087)

Net cash provided by operating activities	4,822	13,696

Cash Flows from Investing Activities:
Investments in vessels	-	-

Net cash used in investing activities	-	-

Cash flows from Financing Activities
Issuance/(buy back) of common stock	-	-
Issuance of long-term debt, net of acquisition costs	-	-
Cash dividends paid	(97)	(11,780)
Deferred offering costs	-	-
Repayment of long-term debt	(28,000)	-
Net cash provided by / (used in) financing activities	(28,097)	(11,780)

Net increase/(decrease) in cash and cash equivalents	(23,275)	1,916
Cash and cash equivalents at beginning of period	72,664	59,020

Cash and cash equivalents at end of period	49,389	60,936

Interest paid	$4,275	$4,614

SUMMARY CONSOLIDATED STATEMENT OF CHANGES
IN SHAREHOLDERS EQUITY
($ in thousands except shares)

	Common Stock		Paid-in		Cash
	Shares	Amount	Additional Capital	Retained Earnings	Flow Hedges	Total equity

Balance at January 1, 2009	39,23, 807	$392	$200,570	($26,721)	($26,418)	$147,823
Total comprehensive income				6,859	2,669	9,528
Cash dividends declared and paid				(11,780)		(11,780)
Issue of common stock						-
Compensation related to options and restricted stock	2, 609		309			309
Balance at March 31, 2009	39,267,416	$392	$200,879	($31,642)	($23,749)	$145,880

Balance at January 1, 2010	48,67, 897	$487	$239,624	($33,824)	($14,363)	$191,924
Total comprehensive income				(2,209)	6,060	3,851
Cash dividends declared and paid				(97)		(97)
Issue of common stock						-
Compensation related to options and restricted stock	2, 284		244			244
Balance at March 31, 2010	48,702,181	$487	$239,868	($36,130)	($8,303)	$195,922

 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2010

Basis for preparation
The condensed financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Significant accounting policies
The condensed financial statements have been prepared in accordance with historical cost convention, except for the revaluation of certain financial instruments. The accounting policies that have been followed in these condensed financial statements are the same as presented in the IFRS conversion document included with the first quarter 2009 results published on May 19, 2009.

Reconciliation between IFRS and U.S. GAAP
Effective January 1, 2009, DHT changed the basis on which it prepares its financial statements from U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) to IFRS.  There are no differences in the statements of operations and equity between IFRS and U.S. GAAP.

Reconciliation of non-IFRS financial measures ($ in thousands except shares and per share amounts)

	1Q 2010 Jan. 1 - Mar. 31, 2010 Unaudited	1Q 2009 Jan. 1 - Mar. 31, 2009 Unaudited
Net income	($2,209)	$6,859
Amortization of unrealized loss of interest rate swaps	6,060	2,669
Fair value (gain)/loss on derivative financial instruments	(5,073)	840
Depreciation and amortization	7,008	6,465
Free cash flow from operations after contractual debt service	$5,786	$16,833

Free cash flow from operations after contractual debt service per share	0.12	0.43

CONTACT:	Eirik Ubøe Phone: +44 1534 639 759 and +47 412 92 712 E-mail: info@dhtmaritime.com and eu@tankersservices.com